Filed pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated November 29, 2021 to

Prospectus dated May 12, 2020

Registration Statement Nos. 333-238189, 333-238189-01, 333-238189-02 and 333-238189-03

Aon Corporation and Aon Global Holdings plc

$500,000,000 2.600% SENIOR NOTES DUE 2031

(the “Notes”)

PRICING TERM SHEET

Terms Applicable to the Notes

Issuers:	Aon Corporation and Aon Global Holdings plc

Guarantors:	Aon plc and Aon Global Limited

Offering Format:	SEC Registered

Expected Ratings*:	Moody’s Investors Service: Baa2 Standard & Poor’s: A- Fitch: BBB+

Ranking:	Senior Unsecured

Trade Date:	November 29, 2021

Settlement Date (T+3)**:	December 2, 2021

Denominations:	$2,000 and multiples of $1,000

Joint Book-Running Managers:	J.P. Morgan Securities LLC BofA Securities, Inc. Goldman Sachs & Co. LLC

Co-Managers:	Aon Securities LLC BMO Capital Markets Corp. ING Financial Markets LLC PNC Capital Markets LLC Loop Capital Markets LLC Siebert Williams Shank & Co., LLC

Conflicts:

Aon Securities LLC is an indirect wholly owned subsidiary of Aon Corporation. This offering is subject to, and will be conducted in compliance with, the requirements of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”) regarding a FINRA member firm distributing the securities of an affiliate.

Principal Amount:	$500,000,000

Maturity Date:	December 2, 2031

Reference Treasury:	UST 1.375% due November 15, 2031

Reference Treasury Price and Yield:	98-18+; 1.529%

Reoffer Spread to Reference Treasury:	+ 108 bps

Re-offer Yield:	2.609%

Coupon:	2.600%

Interest Payment Dates:	Semi-annually in arrears on June 2 and December 2, beginning on June 2, 2022

Price to Public:	99.921%

Proceeds to Issuers (before expenses and underwriting discount):	$499,605,000

CUSIP / ISIN:	03740LAC6 / US03740LAC63

Optional Redemption:

At any time and from time to time prior to September 2, 2031 (the “Par Call Date”), the Issuers may at their option redeem all or some of the Notes at a redemption price equal to the greater of:

(i) 100% of the principal amount of the Notes being redeemed; and

(ii)  the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the redemption date) from the redemption date to the Par Call Date, discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the preliminary prospectus supplement), plus 20 basis points, plus accrued and unpaid interest on the principal amount of the Notes being redeemed to but excluding the redemption date.

At any time and from time to time on or after the Par Call Date, the Issuers may at their option redeem all or some of the Notes at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest on the principal amount of the Notes being redeemed to but excluding the redemption date.

See “Description of the Securities—Optional Redemption” and “Description of the Securities—Optional Tax Redemption” in the preliminary prospectus supplement for more information.

*Note: An explanation of the significance of ratings may be obtained from the rating agencies. Generally, rating agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate. The rating of the Notes should be evaluated independently from similar ratings of other securities. A credit rating of a security is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

**Note: Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes offered hereby on the date of pricing will be required, by virtue of the fact that such Notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of these Notes who wish to trade the Notes on the date of pricing should consult their own advisors.

The issuers and the guarantors have filed a registration statement, including a prospectus, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuers have filed with the SEC for more complete information about the issuers, the guarantors and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Joint Book-Running Managers in the offering will arrange to send you the prospectus if you request it by contacting J.P. Morgan Securities LLC collect at 1-212-834-4533, BofA Securities, Inc. at 1-800-294-1322 and Goldman Sachs & Co. LLC at 1-866-471-2526.

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